

February 19, 2013

<u>Via E-mail</u>
Martin Salinas, Jr.
Chief Financial Officer
Southern Union Company
5051 Westheimer Rd.
Houston, Texas 77056

   Re: **Southern Union Company**
      Form 10-Q for Fiscal Quarter Ended June 30, 2012
      Filed August 8, 2012
      Form 8-K filed December 17, 2012
      File No. 1-06407

Dear Mr. Salinas:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Jennifer Thompson

            Jennifer Thompson
            Accounting Branch Chief